As filed with the Securities and Exchange Commission on November 24, 2004

Registration Statement No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REMOTE DYNAMICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	51-0352879 (I.R.S. Employer Identification No.)

1155 Kas Drive, Suite 100
Richardson, Texas 75081
(972) 301-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

J. Raymond Bilbao
Senior Vice President, General Counsel and Secretary
Remote Dynamics, Inc.
1155 Kas Drive, Suite 100
Richardson, Texas 75081
(972) 301-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stephen L. Sapp
Locke Liddell & Sapp LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201-6776
(214) 740-8000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Amount of
Title of Class of Securities		Proposed Maximum	Aggregate Offering	Registration Fee
to be Registered	Amount to be Registered (1)	Aggregate Price per Share (2)	Price (2)	(3)
Common Stock, par value $0.01 par share	5,000,000	$0.80	$4,000,000	$507

(1)	Pursuant to Rule 416, this registration statement also covers such indeterminate number of additional shares as may become issuable as a result of anti-dilution adjustments in accordance with the terms of the Series A Preferred Stock and Warrants issued to the selling stockholder in our October 1, 2004 private placement.

(2)	Estimated solely for purposes of calculating the registration fee.

(3)	Pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, the registration fee is calculated based on the average of the high and low prices for Remote Dynamics’ common stock on The Nasdaq SmallCap Market for November 18, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment specifically stating that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

5,000,000 Shares

Remote Dynamics, Inc.

Common Stock
(Par Value $0.01 Per Share)

     The selling stockholder listed under the heading “Selling Stockholder” in this prospectus may from time-to-time offer and sell up to 5,000,000 shares of our common stock, which the selling shareholder may acquire upon conversion of shares of our series A convertible preferred stock and upon exercise of warrants it acquired from us in a private placement transaction, and which 5,000,000 shares we have agreed to register for resale. The common stock offered by this prospectus will be adjusted to cover any additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions in which we issue common stock to all of our common stockholders on a pro rata basis.

     The selling stockholder may offer the shares of common stock from time-to-time at market prices prevailing at the time of the sales or at negotiated prices. The shares of our common stock offered under this prospectus may be sold by the selling stockholder, its pledgees, donees, transferees and successors-in-interest, directly or through agents, underwriters or broker/dealers as designated from time to time, through public or private transactions, on or off the Nasdaq SmallCap Market or through a combination of methods. To the extent required, the specific number of shares to be sold, the terms of the offering, including price, the names of any agent, broker/dealer or underwriter, and any applicable commission, discount or other compensation with respect to a particular sale will be set forth in an accompanying prospectus supplement. We will not receive any proceeds from sales of shares by the selling stockholder.

     The common stock is listed on the Nasdaq SmallCap Market under the trading symbol “REDI.” On November 22, 2004, the last reported sale price of our common stock was $0.88 per share. The mailing address of our principal executive offices is 1155 Kas Drive, Suite 100, Richardson, Texas 75081 and our telephone number is (972) 301-2000.

     You should read this entire prospectus, including the documents incorporated by reference, carefully before you invest.

     An investment in our common stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 24, 2004.

CAUTIONARY STATEMENTS

CONCERNING FORWARD-LOOKING INFORMATION

     This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, beliefs, estimates and projections, as well as assumptions made by, and information currently available to us. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements can generally be identified as such because the context of the statement may include words such as “expect,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. These statements are not guarantees of future performance, events or results and generally involve known and unknown risks, uncertainties and other facts that may cause our actual results, performance or achievements to be materially different from such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Potential risks and uncertainties include, among others, the following:

•	ability to achieve and maintain substantial growth and increased stockholder value;

•	ability to successfully expand sales and marketing presence to additional metropolitan areas;

•	ability to complete development of and commercially introduce a GPRS-capable mobile unit (GPRS, or “general packet radio service,” is an internet protocol-based method of wireless data transmission) and web-hosted mobile resource management software product by the first calendar quarter of 2005;

•	ability to regain and maintain compliance with The Nasdaq SmallCap Market $1.00 minimum bid price and other continued listing requirements;

•	ability to obtain certification of GPRS-based products with wireless carriers;

•	ability to obtain GPRS service agreements with wireless carriers on favorable terms;

•	ability to successfully integrate mobile resource management products with customer’s existing logistics management systems;

•	ability to achieve sales projections;

•	ability to achieve and maintain margins during periods of rapid expansion;

•	availability of capital to fund expansion and the change in our business model to a recurring revenue model;

•	acceptance of our product offerings;

•	market conditions;

•	general economic and business conditions;

•	business abilities and judgment of management and personnel; and

•	changes in business strategy.

     Factors that could cause our actual results to differ from our current expectations, beliefs, estimates and projections are more fully discussed elsewhere in this prospectus, including under the caption “Risk Factors” beginning on page 3, and in the documents incorporated herein by reference.

RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all the other information contained and incorporated by reference in this prospectus before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We have operated at a significant loss in recent periods and such losses may continue.

     We have incurred significant operating losses since our inception, and such losses may continue for the near future. We may not ever achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profits on a quarterly or annual basis.

We will require additional financing in order to sustain our business operations until revenues generated from sales of our next generation product line are sufficient to fund on-going operations.

     Our recent private placement transaction with the selling stockholder resulted in net cash proceeds of approximately $4.6 million after payment of the expenses. However, we have incurred significant operating losses since inception and have limited financial resources to support our company until such time that we are able to generate positive cash flow from operations. Our future cash flow from operations and operating requirements may vary depending on a number of factors, including acceptance in the marketplace of our products, the level of competition, general economic conditions, and other factors beyond our control. There can be no assurance that we will be able to meet our sales projections. If we fail to meet our sales projections, we may require additional financing to continue to execute our business plan and sustain our business operations. There can be no assurance that we will be able to obtain such financing on favorable terms or at all. Further, the certificate of designation for our series A preferred stock, which is part of our certificate of incorporation, requires the approval of the holders of our series A preferred stock to effect certain transactions, such as issuing senior or pari passu securities or issuing certain debt, and there can be no assurance that we will be able to obtain such approval.

     Critical success factors in management’s plans to achieve positive cash flow from operations include:

•	Ability to raise a minimum of $6.0 million in additional capital resources to fund our operations until revenues from the next generation GPRS-based product line are sufficient to fund ongoing operations.

•	Ability to complete development of a GPRS-based next generation product line.

•	Significant market acceptance of our product offerings from new customers, including our next generation product line, in the United States.

•	Maintaining and expanding our direct sales channel and expanding into new markets not currently served by us.

•	Hiring qualified salespersons. New salespersons will require training and time to become productive. In addition, there is significant competition for qualified salespersons, and training these persons requires a delay in time before they are productive.

•	Maintaining and expanding indirect distribution channels.

•	Securing and maintaining adequate third party leasing sources for customers who purchase our products.

     There can be no assurances that any of these success factors will be realized or maintained.

     SBC has advised us that it has selected an alternate vendor to supply the next generation product for its service vehicle fleet; thus, management has revised our business plans and related forecasts taking into effect the declining revenue from SBC and the costs associated with the commercial launch of our new products. Based on current forecasts, management believes that we will need to raise a minimum of $6.0 million, in addition to the $4.6 million received from the recently completed sale of our series A preferred stock discussed above by June 2005 to fund the launch of our new products and fund working capital as the revenue from SBC declines during 2005. However, the timing of the deactivations by SBC as well as the ability to meet sales projections of the new automatic vehicle location products heavily influences our capital requirements.

     Currently, management believes that the required funding may have to be raised through the issuance of debt or sales of additional equity securities. However, there can be no assurance that we will be able to raise the funds necessary to sustain our operations until revenues from sales of our new automatic vehicle location products are sufficient to sustain our operations and the failure to do so may have a material adverse effect upon our business, financial condition and results of operations. Our failure to raise the additional capital will have a material adverse effect on our business, financial condition and results of operations.

If SBC deactivates our mobile units sooner than management currently anticipates, the amount of capital required by us to sustain our operation will significantly increase.

     In late October 2004, SBC informed us that SBC had selected another vendor to provide vehicle tracking products and services to SBC and would begin implementation mid-year 2005. Accordingly, we do not believe that the service term of the service vehicle contract with SBC will be extended beyond December 31, 2005. We do not expect to generate any revenue from SBC after December 31, 2005. As SBC and its member companies transition to another vehicle tracking solution, we expect that SBC will begin deactivating our mobile units beginning mid-year 2005. Currently, we receive approximately $890,000 in monthly revenues from the SBC representing approximately 55% of our total monthly revenues. We anticipate that SBC will begin deactivating units beginning in April of 2005 and complete the deactivations by December 31, 2005.

     Since SBC has selected an alternate vendor to supply the next generation product, management has revised our business plans and related forecasts taking into effect the declining revenue from SBC and the costs associated with the commercial launch of our new products. Based on current forecasts, management believes that we will need to raise a minimum of $6 million to fund the launch of our new products and fund working capital as the SBC revenue declines during 2005. However, the timing of the deactivations by SBC as well as the ability to meet sales projections of the new automatic vehicle location products heavily influences our capital requirements. Should SBC deactivate our units sooner than is currently anticipated in our projections, the amount of capital required by June 2005 may significantly increase. Currently, management believes that should the required funding be obtained, it will be raised through the issuance of debt or sales of additional equity securities. However, there can be no assurance that we will be able to raise the funds necessary to sustain our operations until revenues from sales of our new automatic vehicle location products are sufficient to sustain our operations and the failure to do so would likely have a material adverse effect upon our business, financial condition and results of operations.

Following the expiration of our current contract with SBC, our revenues will be primarily dependent on sales of our next generation product line, and our failure to achieve our sales projections from our next generation product line will have a material adverse effect on our business, financial condition and results of operations.

     Management has recently announced that we will begin beta testing our new automatic vehicle location products with actual customers in November 2004 and we expect that such beta product version is approximately 90% complete for customer testing. We expect to complete a full commercial launch of our new products in the first quarter of 2005. We expect that our new automatic vehicle location products will form the basis of our revenue for future periods. As the revenues from SBC steadily decline in 2005, our future revenues will be primarily dependent upon sales of our next generation product line. The failure of the marketplace to accept our next generation product line will have a material adverse effect on our business, financial condition and results of operations.

The exercise price on the warrants issued to the selling stockholder could be modified based upon our failure to obtain a new contract with the SBC companies that would have generated certain minimum revenues which could result in further dilution to you.

     We failed to satisfy the condition contained in warrants issued in the recent series A preferred stock financing transaction to sign a two-year agreement with the SBC companies with minimum annual revenues of $10 million per year on or before November 15, 2004, which is referred to in this prospectus as the SBC Condition. Thus, pursuant to the warrant agreements, the $0.909 per share exercise price for the warrants issued to the selling stockholder was reduced to equal 75% of the average closing price of our common stock for the 10 trading day period immediately prior to November 15, 2004, or $0.667 per share, and will be further adjusted on January 15, 2005 to equal 75% of the average closing price of our common stock for the 10 trading day period immediately prior to January 15, 2005; provided, in each instance that the exercise price may only be adjusted downward and not upward. The exercise price of these warrants may be adjusted downward, which would allow the selling stockholder to obtain shares of our common stock at a lower price and thereby increase the dilution to you. In addition, the right of the selling stockholder to maintain an investment oversight committee to monitor and approve the expenditure of the net proceeds from the sale of the series A preferred stock shall remain in effect indefinitely.

Potential future offerings could dilute the interest of our common stockholders.

     We expect in the future to increase our capital resources by making additional offerings of equity and debt securities, including classes of preferred stock and common stock. However, there can be no assurances that we will be able to obtain any such financing on terms acceptable to us or at all. The effect of additional equity offerings may be the dilution of the equity of stockholders or the reduction of the price of shares of the common stock, or both. We are unable to estimate the amount, timing or nature of additional offerings as they will depend upon market conditions and other factors.

The certificate of designation for our series A preferred stock contains restrictions on our ability to take certain actions without the approval of the series A preferred stockholders, including entering into mergers or issuing additional debt or equity, and also contains certain mandatory redemption events which could force us to redeem shares when we do not have the funds to do so.

     We are prohibited from taking numerous actions without the approval of the holders of at least a majority of our series A preferred stock, including, without limitation:

•	amending our certificate of incorporation or bylaws;

•	redeeming securities;

•	entering into an asset sale, merger or similar transaction;

•	creating or issuing senior or pari passu securities; or

•	issuing equity or debt securities.

Accordingly, we may not be able to obtain the approval of the series A preferred stockholders needed to complete a necessary or advisable financing transaction, or necessary to effect any other transaction that our board of directors deems to be in the best interests of the stockholders.

     The certificate of designation also contains numerous redemption events, including any breach by us of any of the transaction documents pursuant to which we issued series A preferred stock and warrants to the selling stockholder. If any of these redemptions events were to occur, the holders of our series A preferred stock could force us to redeem their shares of series A preferred stock. We may not have the funds available to effect such forced redemption and the holders could take further actions such as forcing us into involuntary bankruptcy.

We have received a notice from Nasdaq that our common stock fails to meet the minimum bid price requirement of $1.00 for continued listing on the Nasdaq SmallCap Market, and if we do not regain compliance with this continued listing requirement by March 30, 2005 (subject to certain extensions), we may lose our Nasdaq SmallCap listing which may adversely impact the liquidity of our common stock and our ability to raise additional capital or continue operations.

     On October 1, 2004, we received notice from Nasdaq stating that for the previous 30 days our common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4310(c)(4). In accordance with Marketplace Rule 4310(c)(4), we were provided 180 calendar days, or until March 30, 2005, to regain compliance under this rule. In order to regain compliance, we must demonstrate a closing bid price for our common stock of $1.00 per share or more for a minimum of 10 consecutive business days. As of November 22, 2004, we had still not regained compliance with this requirement. We have not determined to take any particular course of action at this time with respect to the Nasdaq notice.

     The written notice further provided that if compliance with the $1.00 minimum bid price requirement cannot be demonstrated by us by March 30, 2005, Nasdaq will grant us an additional 180 calendar days to regain compliance, if at that time, we meet The Nasdaq SmallCap Market initial listing requirements as set forth in Marketplace Rule 4310(c), except for the $1.00 minimum bid price requirement. The written notice provided that if we have not regained compliance with the $1.00 minimum bid price requirement during the second 180 day compliance period, but again satisfy The Nasdaq SmallCap Market initial listing requirements as set forth in Marketplace Rule 4310(c), except for the $1.00 minimum bid price requirement at the end of such period, we would be afforded an additional compliance period up to our next stockholder meeting to regain compliance, provided that we commit: (1) to seek stockholder approval for a reverse stock split at or before our next stockholder meeting and (2) to promptly thereafter effect the reverse stock split. Such shareholder meeting must occur within 2 years following October 1, 2004. If we fail to regain compliance with the $1.00 minimum bid requirement during the third compliance period and is not eligible for an additional compliance period, the Nasdaq Staff would notify us at that time that our securities would be delisted and we would have the right to appeal such delisting to the Nasdaq Listing Qualifications Panel which stays the effect of the delisting pending a hearing on the matter before the Panel.

     If the closing bid price for our common stock remains below $1.00 per share and it is no longer listed on The Nasdaq SmallCap Market, our common stock may be deemed to be penny stock. If our common stock is considered penny stock, it will be subject to rules that impose additional sales practices on broker-dealers who sell our securities. For example, broker-dealers selling penny stock must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared before any transaction involving a penny stock can be completed, including required disclosure concerning:

•	sales commissions payable to both the broker-dealer and the registered representative; and

•	current quotations for the securities.

     Monthly statements are also required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock. Because of these additional obligations, some brokers may not effect transactions in penny stock. This could have a material and adverse effect on the market for our common stock, and the ability of stockholders to sell shares.

We face significant competition in the automatic vehicle location marketplace.

     Our vehicle management information product faces significant competition from internal development teams of customers and potential customers and from several other suppliers of similar products, many of which may have greater name recognition and greater financial and technological resources. As the demand by business for mobile tracking services increase, the quality, functionality and breadth of competing products and services will likely improve and new competitors may enter the market. Further, the adoption of widespread industry standards may make it easier for new market entrants or existing competitors to improve their existing services, to offer some or all of the services we presently offer or may offer in the future, or to offer new services that we do not offer. We can provide no assurance that our products will compete successfully with the products of our competitors or that we will adapt to changes in the business, regulatory or technological environment as successfully as our competitors. If we are unable to compete successfully, our ability to acquire or retain customers could be limited which could result in a decrease in our revenues.

We may be unable to adapt to shifts in technology in the wireless communications industry.

     Technology in the wireless communications industry is in a rapid and continuing state of change as new technologies and enhancements to existing technologies continue to be introduced. Our future success will depend upon our ability to develop and market products and services that meet changing customer needs and that anticipate or respond to technological changes on a timely and cost-effective basis. We can offer no assurance that we will be able to keep pace with technological developments. Our failure to develop and market products and services that meet changing customer needs and that anticipate or respond to technological changes on a timely and cost-effective basis could result in a material adverse effect on our business, financial condition and results of operations.

A small number of our stockholders own a substantial amount of our shares of common stock, and if such stockholders were to sell those shares in the public market within a short period of time, the price of our common stock on The Nasdaq SmallCap Market could drop significantly.

     Minorplanet Systems PLC currently holds 894,682 shares of our common stock (approximately 13.2% of our outstanding shares), Mackay Shields LLC currently holds 663,374 shares of our common stock (approximately 9.8% of our outstanding shares), Merced Partners currently holds 625,558 shares of our common stock (approximately 9.3% of our outstanding shares), and OTA, LLC currently holds 563,400 shares of our common stock (approximately 8.3% of our outstanding shares); all of which are eligible for public resale. In addition, other stockholders own substantial amounts of shares of our common stock. Sales of a large number of shares of our common stock or even the availability of a substantial number of shares for sale could have the effect of reducing the price per share of our common stock on the Nasdaq SmallCap Market, especially given that our common stock is thinly traded on that market.

If we are unable to renew or replace our existing cellular service agreements at current rates as they expire, the cost of delivering our services could increase.

     A substantial number of our contracts with our cellular carriers automatically renew on an annual basis, subject to notice of termination in the thirty days prior to such annual renewal. In order to continue to provide mobile communications services to our customers, we must continually renew our agreements with individual cellular carriers. If we are unable to renew or replace these contracts with cellular carriers at rates similar to the current rates, the resulting higher costs of cellular transmission time could have a material adverse effect on our business, financial condition and results of operations.

If wireless carriers on which we depend for services decide to abandon or do not continue to expand their wireless networks, we may lose subscribers and our revenues could decrease.

     Currently, our automatic vehicle location products rely on GSM/GPRS networks. This protocol covers only portions of the United States and Canada, and may not gain widespread market acceptance. If wireless carriers abandon these protocols in favor of other types of wireless technology, we may not be able to provide services to our customers. In addition, if wireless carriers do not expand their coverage areas, we will be unable to meet the needs of customers who may wish to use some of our services outside the current coverage area.

We are dependent on a sole provider of alarm-monitoring services to SBC and if we are unable to procure these services from this provider, our costs for obtaining this service could increase, or we may be forced to expend funds to develop this service ourselves.

     We rely on Criticom International Corporation as our sole provider of certain alarm monitoring services to the SBC companies as required by our contract with them. The Criticom contract has an initial term of three years and automatically renews for successive 2-year terms unless terminated by either party on 120 days notice. The initial 2-year term of the Criticom contract expired on June 30, 2003 and the Criticom contract is currently in a 2-year renewal term which expires on June 30, 2005, subject to the automatic renewal for additional 2 year terms. While we have no reason to believe that Criticom will not renew this contract, it is possible that Criticom could fail to renew the contract in an attempt to renegotiate higher rates to be paid by us. If we are unable to renew the

Criticom contract or renew it with rates similar to current rates, we may be required to develop our own alarm monitoring center, including obtaining the required licenses, or execute an agreement with another alarm monitoring services provider, which agreement may not be available on commercially acceptable terms. As we will have limited resources, we may be unable to develop our own monitoring services center or successfully continue with an alternate provider, either of which could have a material adverse effect on our business, financial condition and results of operations.

As we rely on Syniverse to provide essential clearinghouse services for our network service center subscribers, an extensive failure in the Syniverse network or unavailability of the Syniverse network could force us to make costly design changes to our network.

     Syniverse provides clearinghouse functions to the cellular industry, creating the data link between a foreign network and a traveling vehicle’s home cellular service area, performing credit checking functions and facilitating roamer incoming call delivery functions. Our contract with Syniverse covers certain functions that are critical to our ability to instantly deliver calls nationwide for our network services center subscribers in connection with our agreement with Aether Systems. It covers an initial term that began on May 3, 1999 and ends on April 15, 2005. On June 30, 2004, we amended our contract with Aether Systems to extend the transition period during which we provide network services to our network subscribers until April 30, 2005 after which time the agreement continues on a month-to-month basis unless terminated by either party upon 60 days advance written notice. Upon expiration of the Aether agreement, we may discontinue our purchase of Syniverse services as we will no longer provide network services to such network subscribers. As per the terms of the Syniverse agreement, subsequent to April 15, 2005, we may terminate the Syniverse agreement for convenience by providing Syniverse with 60 days prior written notice of termination. A failure in the Syniverse network prior to April 30, 2005 could have a material adverse effect on our business, financial condition and results of operations.

As we rely on Cingular Wireless for various cellular clearinghouse services, our inability to renew our agreement with Cingular could significantly increase our cost of obtaining this necessary service.

     On March 30, 1999, we executed an Administrative Carrier Agreement with Southwestern Bell Mobile Systems, Inc., now known as Cingular Wireless whereby Cingular provides clearinghouse services to us, including the direct payment of our cellular service providers for cellular airtime through the cellular clearinghouse process. This agreement provides for an initial term of 3 years that automatically renews for 5 additional consecutive 1-year terms. While we have no reason to believe that Cingular will not renew this agreement, it is possible that Cingular will attempt to renegotiate higher rates for the services which it provides at the time of renewal. If we are unable to negotiate commercial reasonable rate increases, our service margins could be reduced substantially. If we are unable to renew because we cannot reach agreement on commercially reasonable rate increases, the failure to renew this contract and continue existing arrangements for payment to our cellular service providers could require us to post security deposits or provide other financial assurances, which could have a material adverse effect on our business, financial condition or results of operations. Cingular also provides our customers with analog cellular service as per a Cellular Service Agreement originally entered into on June 7, 1993 and last amended on May 7, 1999 for a 3-year term with automatic renewal for successive 1-year terms unless either party provides a minimum of 90 days written notice of intent to terminate prior to the expiration any renewal period.

We do not expect to pay dividends on our common stock in the foreseeable future.

     We have never paid cash dividends on our common stock and have no plans to do so in the foreseeable future. We intend to retain earnings, if any, to develop and expand our business.

We rely primarily on T-Mobile for the provision of GSM data services to our VMI customers and our inability to renew our agreements with T-Mobile may increase our costs of providing GSM data services to our VMI customers, result in a decrease in GSM coverage for our VMI customers or may require us to retrofit our installed base of VMI units with mobile units which utilize GSM/GPRS.

     We market and sell T-Mobile GSM data services to our VMI customers as an agent of T-Mobile pursuant to a National Premier Dealer Agreement entered into with T-Mobile USA, Inc. on January 1, 2003 so that such VMI customers have a direct contractual relationship for the purchase of GSM data services with T-Mobile. This agreement has an initial term of 2 years and automatically terminates unless we provide written notice of our intent to renew to T-Mobile at least 60 days prior to the end the term.

     We also resell T-Mobile GSM data services to our VMI customers pursuant to a reseller agreement with T-Mobile. The reseller agreement has an initial term of one year which continues on a month-to-month basis following the expiration of such initial term unless terminated by either party on written notice. The initial term of the reseller agreement has expired and the reseller agreement is currently on a month-to-month term.

     If we are unable to renew such agreements with T-Mobile and other U.S. wireless carriers refuse to support circuit-switched data on their GSM networks for our VMI units, such failures could have a material adverse effect on our business, financial condition and results of operations.

Any natural disaster, terrorist attack or other occurrence that renders our network service center inoperable could significantly hinder the delivery of our services to our customers because we lack an effective remote back-up communications system.

     Currently, our disaster recovery systems focus on internal redundancy and diverse routing around within the network services center operated by us. We do not currently have a remote back-up communications system that would enable us to continue to provide mobile communications services to our customers in the event of a natural disaster, terrorist attack or other occurrence that rendered our network services center inoperable. Accordingly, our business is subject to the risk that such a disaster, attack, security intrusion by a computer hacker or other occurrence could hinder or prevent us from providing services to some or all of our customers. The delay in the delivery of our services could cause some of our customers to discontinue business with us which may materially reduce our revenues.

We depend on Global Positioning System, commonly called GPS, technology owned and controlled by others, and we would be unable to deliver our services if we do not have continued access to this technology and its satellites.

     Our services rely on signals from GPS satellites built and maintained by the U.S. Department of Defense. GPS satellites and their ground support systems are subject to electronic and mechanical failures and sabotage. If one or more satellites malfunction, there could be a substantial delay before they are repaired or replaced, if at all, and our services may cease to function and customer satisfaction would suffer. In addition, the U.S. government could decide not to continue to operate and maintain GPS satellites over a long period of time or to charge for the use of GPS. Furthermore, because of ever-increasing commercial applications of GPS and international political unrest, U.S. government agencies may become increasingly involved in the administration or the regulation of the use of GPS signals in the future. If factors such as the foregoing affect GPS, for example by affecting the availability, quality, accuracy or pricing of GPS technology, our business will suffer.

We depend on our key personnel, and the loss of one or more of these individuals could have a material adverse effect on our business.

     We are dependent on the efforts of:

•	Dennis R. Casey, President and Chief Executive Officer;

•	W. Michael Smith, Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer;

•	J. Raymond Bilbao, Senior Vice President, General Counsel and Secretary;

•	Joseph W. Pollard, Senior Vice President, Sales and Marketing; and

•	David Bagley, Senior Vice President, Networks and Engineering.

     We maintain 2-year term employment agreements with these executives with the following expire as follows:

•	The employment agreements with Messrs. Casey, Smith and Bilbao expire on July 2, 2006;

•	The employment agreement with Mr. Pollard expires on July 26, 2006; and

•	The employment agreement with Mr. Bagley expires on September 17, 2006.

     Subsequent to the expiration of the initial term, the employment contracts with these executives continue on a month-to-month basis, subject to termination by either the executive or us upon notice. In addition, we are also dependent upon a group of our employees possessing valuable technical skills some of whom are bound by 1-year employment agreements and others who are not bound by any employment agreements.

     The loss of services of one or more of these individuals could materially and adversely affect our business and future prospects. We do not maintain key-man life insurance on any of our officers or employees. We can provide no assurance that we will be able to attract and retain additional management and technical personnel required in connection with the growth and development of our business.

Increases in the wholesale rates for digital wireless minutes could reduce or eliminate our services margin.

     We currently purchase digital wireless minutes at wholesale rates to operate certain parts of our business. While we presently have no reason to belief that such rates will increase, such rates are outside of our control and any increase in the digital wireless minutes may have a material adverse effect on our costs which could decrease our profit margins and revenues.

Product liability claims could have a material adverse effect on our business by creating additional costs related to the payment or settlement of these claims.

     It is possible that the operation of our products may give rise to product liability claims. Product liability claims present a risk of protracted litigation, substantial money damages, attorney’s fees, costs and expenses and diversion of management attention. Product liability claims that exceed policy limits applicable to our liability insurance or that are excluded from the policy coverage could result in a material adverse effect on our business, financial condition and results of operations.

Changes in industry-specific government regulations could require us to materially increase our expenses to pay compliance fees.

     We believe that our products and services are currently exempt from both Federal Communications Commission and state regulations. We rely on our long-distance providers and wireless providers to comply with any applicable regulatory requirements. In the event that our services were reclassified as “telecommunications services,” we could be forced to expend substantial time, money and resources to comply with the applicable regulations and contribute to applicable universal services funds mandated by federal regulations. Such an event could result in a material adverse effect on our business, financial condition and results of operations due to such increase in expenses.

We may not be able to adequately protect our patents and other proprietary technology, and our intellectual property rights may be challenged by others.

     Our products and services are highly dependent upon our technology and the scope and limitations of our proprietary intellectual property rights. In order to protect our technology, we rely on a combination of patents, copyrights and trade secret laws, as well as certain customer licensing agreements, employee and third-party confidentiality and non-disclosure agreements and other similar arrangements. If our assertion of proprietary intellectual property rights is held to be invalid, or if another party’s use of our technology were to occur to any substantial degree, our business, financial condition and results of operations could be materially adversely affected.

     Several of our competitors have obtained and can be expected to obtain patents that cover products or services directly or indirectly related to those we offer. We attempt to be aware of patents containing claims that may pose a risk of infringement by our products or services. In addition, patent applications in the United States are confidential until a patent is issued; accordingly, we cannot evaluate the extent to which our products or services may infringe on future patent rights being sought by others. In general, if it were determined that any of our products, services or planned enhancements infringed valid patent rights held by others, we would be required to obtain licenses to develop and market such products, services or enhancements from the holders of the patents, to redesign such products or services to avoid infringement, or to cease marketing such products or services or developing such enhancements. In such event, we also might be required to pay past royalties or other damages. We can provide no assurance that, should it become necessary, we would be able to obtain licenses on commercially reasonable terms, or that we would be able to design or redesign our products to incorporate alternative technologies, without a material adverse effect on our business, financial condition and results of operations.

Our current business plan contemplates significant expansion, which we may be unable to manage.

     If we successfully implement our business strategy, we may experience periods of expansion. We can provide no assurance that we will successfully maintain and improve our operating and financial systems, expand, train and manage our employee base, properly manage production and inventory levels to meet product demand and facilitate new product introductions in connection with the expansion of our business. In general, our failure to manage the growth of our business effectively could result in a material adverse effect on our business, financial condition and results of operations.

Our adoption of “fresh start” accounting make comparisons of our financial position and results of operations with those of prior fiscal periods more difficult.

     In connection with our emergence from bankruptcy, we implemented “fresh start” accounting for periods following our reorganization. “Fresh start” accounting required for us to allocate our reorganization value to all our assets and liabilities in accordance with Statement of Position 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code.” As a result, the consolidated financial statements for periods after our emergence from bankruptcy are not comparable to our consolidated financial statements for the periods prior to our emergence from bankruptcy. The application of fresh start accounting makes it more difficult to compare our post-emergence operations and results to those in pre-emergence periods and could therefore adversely affect trading in and the liquidity of our common stock.

Our certificate of incorporation and bylaws and state law contain provisions that could discourage a takeover.

     We have adopted a certificate of incorporation and bylaws, which in addition to state law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include the following:

•	authorizing the board to issue blank check preferred stock on terms it deems advisable;

•	prohibiting cumulative voting in the election of directors; and

•	limiting the persons who may call special meetings of stockholders;

     We have adopted a certificate of incorporation that permits our board to issue shares of preferred stock without stockholder approval (other than approvals of the series A preferred stockholders currently required), which means that our board could issue shares with special voting rights or other provisions that could deter a takeover. In addition to delaying or preventing an acquisition, the issuance of a substantial number of shares of preferred stock could adversely affect the price of our common stock and dilute existing stockholders.

A large number of shares of our common stock is eligible for future sale, and the sale of these shares may cause the price of our common stock to drop.

     As a result of our recent bankruptcy, we issued a large number of new shares of our common stock to our stockholders and previous creditors, which shares were exempt from the registration requirements of the Securities Act and are currently freely tradable subject to compliance with the volume limitations imposed by Rule 144 on certain of our stockholders. In addition, we have agreed to register an additional 5,000,000 shares of our common stock for resale on behalf of the selling stockholder upon its conversion of shares of our series A preferred stock and upon the exercise of warrants we issued to it, which we are doing by the registration statement of which this prospectus forms a part. Accordingly, most of our issued and outstanding shares of common stock are freely tradable under federal securities laws.

     The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that they could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

The price of our common stock is volatile.

     Historically, market prices for securities of emerging companies in the telecommunications industry have been highly volatile. Future announcements concerning our business, the business of our competitors or our wireless providers, including results of technological innovations, new commercial products, financial transactions, government regulations, proprietary rights or product or patent litigation, may have a significant impact on the market price of shares of our common stock. The market price of our common stock and its trading volume have been highly volatile in recent periods and our common stock is often thinly traded.

REMOTE DYNAMICS, INC.

General

     Remote Dynamics, Inc., a Delaware corporation formerly known as Minorplanet Systems USA, Inc., develops and implements mobile communications solutions for service vehicle fleets, long-haul truck fleets, and other mobile-asset fleets, including integrated voice, data and position location services. In June 2001, we acquired the rights to and commenced marketing of the Vehicle Management Information™ (VMI) product licensed from Minorplanet System, PLC, a United Kingdom limited company, into the automatic vehicle location market in the United States. VMI is designed to maximize the productivity of a mobile workforce as well as reduce vehicle mileage and fuel related expenses. The VMI technology consists of:

•	a data control unit that continually monitors and records a vehicle’s position, speed and distance traveled;

•	a command and control center which receives and stores in a database information downloaded from the data control units; and

•	software used for communication, messaging and detailed reporting.

     VMI uses the satellite-based Global Positioning System, commonly known as GPS, technology to acquire a vehicle location and a global system for mobile communications (GSM) based cellular network to transmit data between the data control units and the command and control center. GSM is a digital technology developed in Europe and has been adapted for North America. GSM is presently the most widely used wireless digital standard in the world. The VMI application is intended to be targeted to small and medium sized fleets in the metro marketplace.

     VMI provides minute-by-minute visibility into the activities of a mobile workforce via an extensive reporting system that provides real-time and exception-based reporting. Real-time reports provide information regarding a vehicle’s location, idling, stop time, speed and distance traveled. With real-time reporting, the user can view when an employee starts or finishes work, job site arrival times and site visit locations. In addition, exception reports allow the user to set various parameters within which vehicles must operate, and the system will report exceptions including speeding, extended stops, unscheduled stops, route deviations, visits to barred locations and excessive idling.

     Through our NSC Systems segment, we provide long-haul trucking companies with a comprehensive package of mobile communications and management information services, thereby enabling its trucking customers to effectively monitor the operations and improve the performance of their fleets. The initial product application was customized and has been sold to and installed in the service vehicle fleets of the member companies of SBC Communications, Inc. pursuant to our service vehicle contract with these companies.

Next Generation Product

     We currently believe that we must modify our current automatic vehicle location business model to a recurring revenue model in order to create long-term enterprise value for our stockholders as it is typical to value companies in the automatic vehicle location marketplace using a discounted cash flow analysis. By moving to a recurring revenue model, we will be positioned to potentially create long-term recurring cash flows in future periods that should increase the overall value of the business enterprise as compared to a non-recurring cash flow model. We have further determined that in order to fully exploit the automatic vehicle location market in the U.S. in a recurring revenue business model, we must develop and introduce an automatic vehicle location product which utilizes the GPRS technology for data transmission along with the automatic vehicle location software which is hosted by us in a service bureau environment allowing customers to access their data via the Internet or dedicated frame relay. We believe introduction of the next generation products and associated web-based architecture will provide substantial savings in wireless transmission costs over the current GSM circuit-switched data VMI unit and will further allow us to substantially reduce our customer support and maintenance costs by avoiding costly maintenance visits to customer premises to service the command and control center component of the VMI system. In early 2003, we requested that Minorplanet Systems PLC develop a GPRS-enabled VMI unit and modify the VMI software to be hosted in an Internet environment. Minorplanet Systems PLC initially scheduled delivery of the GPRS-enabled mobile unit and web-hosted software on or before September 2003. However, Minorplanet Systems PLC has been unable to deliver a commercially viable GPRS-enabled mobile unit and web-hosted software.

     In conjunction with our development of the next-generation products, we initiated the internal development of a GPRS-enabled mobile unit and web-hosted, service bureau-based automatic vehicle location software during the first calendar quarter of 2004, which can be hosted by us using our existing network services center complex with minor modifications and minimal capital expenditures. We are currently testing the next-generation product and believe the initial product version is approximately 90 percent complete. Customers using the next generation product will access their data via the Internet or dedicated frame relay. We currently anticipate commercially launching our next generation automatic vehicle location product by the first calendar quarter of 2005. There can be no assurances that we will be able to commercially launch the next generation automatic vehicle location product by the first calendar quarter of 2005, and failure to do so will have a material adverse impact on our business, financial condition and results of operations.

     Earlier, this year, we notified Minorplanet Systems PLC that we intended to reject the VMI license as part of our Plan of Reorganization and to ensure a smooth transition to our next generation product, and we initiated negotiations with Minorplanet Systems PLC for a temporary use license to market and sell the VMI product until our next generation product was commercially available. On June 14, 2004, the Bankruptcy Court approved a settlement agreement with Minorplanet Limited and Minorplanet Systems PLC and us regarding the license agreement for the VMI technology which allows us to use, market and sell the VMI technology until December 31, 2004. The material terms of this settlement agreement include the following:

•	On June 30, 2004, the VMI license agreement converted to a nonexclusive license until December 31, 2004, at which time it terminates;

•	From the period beginning June 30, 2004 through December 31, 2004, the territory in which we may market, sell and use the VMI system was reduced to the following metropolitan areas: Los Angeles, California; Atlanta, Georgia; Dallas, Texas and Houston, Texas;

•	As of July 31, 2004, we are no longer permitted use the name, “Minorplanet;”

•	We were required to provide Minorplanet Limited, at no cost, 100 VMI units with T-Mobile special tariff SIM cards;

•	Subsequent to December 31, 2004, we have the right to use the VMI software internally only for the sole purpose of satisfying our warranty, service and support obligations to our existing VMI customer base; and

•	Minorplanet Limited was allowed a general unsecured claim of $1,000,000, and it released and waived its administrative claim and waived any future research and development fees due under the VMI license agreement.

     As part of the settlement, we also provided to Minorplanet Limited and Minorplanet Systems PLC a general release of any and all claims which could have been asserted against either of them.

Bankruptcy Proceedings

     As previously disclosed in our periodic reports, on February 2, 2004, we filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas in order to facilitate the restructuring of our debt, trade liabilities and other obligations. During the pendency of the bankruptcy, we remained in possession of our assets and operated as “debtors-in-possession” under the jurisdiction of the U.S. Bankruptcy Court and in accordance with the applicable provisions of U.S. Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable court orders.

     On June 29, 2004, the Bankruptcy Court entered an order confirming our Third Amended Joint Plan of Reorganization, as modified, and also approved the settlement agreement between unsecured creditors’ committee and us. The Bankruptcy Court further set the collective enterprise value of our subsidiaries and us at $25.3 million for purposes of distributions of new common stock under the bankruptcy plan. The effective date of the Plan of Reorganization was set by us as Friday, July 2, 2004. The Plan of Reorganization was substantially completed on July 8, 2004.

DIVIDEND POLICY

     We have never declared or paid cash or other dividends on our shares of capital stock. Our board of directors currently intends to retain all earnings for use in our business. Therefore, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

USE OF PROCEEDS

     The selling stockholder will receive all of the proceeds from the sale of the shares of our common stock covered by this prospectus and we will not receive any proceeds from the sale of those shares.

SELLING STOCKHOLDER

     The common stock offered by this prospectus covers shares that the selling stockholder may acquire upon conversion of shares of our series A preferred stock and upon exercise of warrants, all of which were originally issued by us in offerings exempt from the registration requirements of the Securities Act. The stockholder listed below or its respective pledgees, donees, transferees or other successors in interest, who we collectively refer to in this prospectus as selling stockholder, may from time to time offer and sell any and all shares of common stock offered under this prospectus.

     The following table sets forth certain information, as of November 15, 2004, with respect to shares of common stock covered by this prospectus and other shares of common stock owned by the selling stockholder. The number of shares of our common stock beneficially owned by the selling stockholder is determined under the rules and regulations promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act. Because the selling stockholder may offer all, some or none of the shares of common stock that are covered by this prospectus, no estimate can be made of the number of shares of common stock that will be offered by this prospectus or the number of shares of common stock that will be owned by the selling stockholder upon completion of the offering(s) to which this prospectus relates.

	Shares of Common		Shares of Common
	Stock Beneficially	Shares of Common	Stock to be Owned
	Owned Before	Stock Covered by	After the
Name of Selling Stockholder	the Offering	this Prospectus	Offering(1)
SDS Capital Group SPC, Ltd.	355,058 (2)	5,000,000	0

1.	Assumes the sale of all shares of common stock registered hereunder, although the selling stockholder is under no obligation known to us to sell any shares of common stock.

2.	The certificate of designation for our series A preferred stock and the terms of the warrants referred to above prevent us from issuing shares of our common stock in connection with the conversion of our series A preferred stock or the exercise of the warrants referred to above to the extent that such conversion or exercise would result in the holder and its affiliates (or any person whose beneficial ownership would be aggregated with the holder) beneficially owning or having the right to vote in excess of 4.99% of the outstanding shares of our common stock following such exercise.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of (i) 50,000,000 shares of common stock, par value $0.01 per share, and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share, of which 5,000 shares have been designated as “Series A Convertible Preferred Stock.” As of November 15, 2004, 6,760,327 shares of common stock and 5,000 shares of series A preferred stock were issued and outstanding. The following description of certain terms of our capital stock does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our third amended and restated bylaws, the certificate of designation for our series A preferred stock, the securities purchase agreement with the selling stockholder dated October 1, 2004, and the registration rights agreement related thereto, each of which are filed as exhibits to the registration statement of which this prospectus forms a part.

     Common Stock. The holders of our common stock are entitled to all of the rights and privileges of holders of shares of common stock under the Delaware General Corporation Law. Subject to the preferences applicable to shares of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of the liquidation, dissolution or winding up of Remote Dynamics, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of holders of shares of our preferred stock. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

     Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to the vote of stockholders, including the election of directors. Cumulative voting for the election of directors is prohibited by our certificate of incorporation and bylaws.

     Preferred Stock. Our board of directors may at any time divide and establish any or all of our unissued and unallocated shares of preferred stock into one or more series and fix and determine the designation of each such series, the number of shares which shall constitute such series, and certain powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions and voting rights of the shares of each series so established.

     Series A Preferred Stock.

     Ranking. The series A preferred stock ranks senior to our common stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up of Remote Dynamics.

     Dividends. Dividends accrue from the date of issuance of the series A preferred stock through August 31, 2006, and will be cumulative from such date. Holders of shares of series A preferred stock will be entitled to receive cumulative dividends in an amount equal to 8% year, payable at the election of the holder of our series A preferred stock in cash or additional shares of series A preferred stock.

     Conversion. Each holder of series A preferred stock has the right to convert its shares of series A preferred stock into shares of our common stock at a conversion price of $2.00 per share of common stock. The conversion price shall be adjusted in the event of stock splits, stock dividends and similar distributions and events affecting all of our common stockholders on a pro rata basis so that the conversion price is proportionately increased or decreased to reflect the event. In addition, if there is a change of control (as discussed below), then each holder of series A preferred stock has the right to receive upon conversion, in lieu of common stock otherwise issuable, such shares of stock, securities or other property as would have been issued or payable in such change of control with respect to the number of shares of common stock which would have been issuable upon conversion had such change of control not taken place (subject to appropriate revisions to preserve the economic value of the series A preferred shares before the change of control). We have to give 10 days notice to the holders of our series A preferred stock before we may effect any change of control. In no event can any holder of series A preferred stock convert shares of series A preferred stock into shares of common stock or dispose of any shares of series A preferred stock to the extent that such conversion or disposition would result in the holder and its affiliates together beneficially owning or having the power to vote more than 4.99% of our outstanding shares of common stock.

     Redemption by Holder. The holders of shares of series A preferred stock have the right to cause us to redeem any or all of its shares at a price equal to 115% of face value (150% of the face value if the redemption event is a change of control event discussed below), plus accrued but unpaid dividends in the following events:

•	our common stock is suspended from trading or is not listed for trading on at least one of, the New York Stock Exchange, the American Stock Exchange, The Nasdaq National Market or The Nasdaq SmallCap Market for an aggregate of 10 or more trading days in any twelve-month period;

•	the initial registration statement required to be filed by us pursuant to the registration rights agreement has not been declared effective by January 29, 2005, or such registration statement, after being declared effective, cannot be utilized by the holders of series A preferred stock for the resale of all of their registrable securities for an aggregate of more than 15 days in the aggregate;

•	we fail to remove any restrictive legend on any certificate or any shares of common stock issued to the holders of series A preferred stock upon conversion of the series A preferred stock as and when required and such failure continues uncured for five business days;

•	we provide written notice (or otherwise indicate) to any holder of series A preferred stock, or state by way of public announcement distributed via a press release, at any time, of our intention not to issue, or otherwise refuse to issue, shares of common stock to any holder of series A preferred stock upon conversion in accordance with the terms of the certificate of designation for our series A preferred stock;

•	we or any of our subsidiaries make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for our company or for a substantial part of our property or business;

•	bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against us or any of our subsidiaries which shall not be dismissed within 60 days of their initiation; or

•	we:

•	sell, convey or dispose of all or substantially all of our assets;

•	merge or consolidate with or into, or engage in any other business combination with, any other person or entity, in any case which results in either (i) the holders of our voting securities immediately prior to such transaction holding or having the right to direct the voting of fifty percent (50%) or less of our total outstanding voting securities of or such other surviving or acquiring person or entity immediately following such transaction or (ii) the members of our board of directors comprising fifty percent (50%) or less of the members of our board of directors or such other surviving or acquiring person or entity immediately following such transaction;

•	either (i) fail to pay, when due, or within any applicable grace period, any payment with respect to any indebtedness in excess of $250,000 due to any third party, other than payments contested by us in good faith, or (ii) suffer to exist any other default under any agreement binding us which default or event of default would or is likely to have a material adverse effect on our business, operations, properties, prospects or financial condition;

•	have fifty percent (50%) or more of the voting power of our capital stock owned beneficially by one person, entity or “group”;

•	experience any other change of control not otherwise addressed above; or

•	we otherwise breach any material term under the private placement transaction documents, and if such breach is curable, shall fail to cure such breach within ten business days after we have been notified thereof in writing by the holder.

For purposes of the series A preferred stock, a change of control means any sale, transfer or other disposition of all or substantially all of our assets, the adoption of a liquidation plan, any merger or consolidation where we are not the surviving entity with our capital stock unchanged, any share exchange where all of our shares are converted into other securities or property, any sale or issuance by us granting a person the right to acquire 50% or more of our outstanding common stock, any reclassification of our common stock, and the first day on which the current member of our board of directors cease to represent at least a majority of the members of our board of directors then serving.

     Redemption by Us. If, at any time after October 1, 2005 and before October 1, 2008, during a period of at least twenty (20) consecutive trading days (a) the closing trading price of our common stock is at least 200% of the conversion price then in effect and (b) the trading volume and trading price of our common stock result in a product of at least $350,000 on each trading day, then we shall have the right to redeem all shares of series A preferred stock then outstanding at price per share equal to 200% of the sum of the face amount of such share plus all accrued and unpaid dividends thereon through the closing date of such redemption.

     Restricted Actions. So long as any shares of series A preferred stock are outstanding, we are not permitted to take any of the following corporate actions (whether by merger, consolidation or otherwise) without first obtaining the approval of the majority holders of series A preferred stock:

(i)	alter or change the rights, preferences or privileges of the series A preferred stock, or increase the authorized number of shares of series A preferred stock;

(ii)	amend our certificate of incorporation or bylaws;

(iii)	issue any shares of series A preferred stock other than pursuant to the securities purchase agreement with the selling stockholder;

(iv)	redeem, repurchase or otherwise acquire, or declare or pay any cash dividend or distribution on, any junior securities;

(v)	increase the par value of our common stock;

(vi)	sell all or substantially all of our assets or stock, or consolidate or merge with another entity;

(vii)	enter into or permit to occur any change of control transaction;

(viii)	sell, transfer or encumber technology, other than licenses granted in the ordinary course of business;

(ix)	liquidate, dissolve, recapitalize or reorganize;

(x)	authorize, reserve, or issue common stock with respect to any plan or agreement that provides for the issuance of equity securities to our employees, officers, directors or consultants in excess of 250,000 shares of common stock;

(xi)	change our principal business;

(xii)	issue shares of our common stock, other than as contemplated by the certificate of designation or by the warrants issued to the selling stockholder;

(xiii)	increase the number of members of our board of directors to more than 7 members, or, if no series A director has been elected, increase the number of members of our board of directors to more than 6 members;

(xiv)	alter or change the rights, preferences or privileges of any of our capital stock so as to affect adversely the series A preferred stock;

(xv)	create or issue any senior securities or pari passu securities to the series A preferred stock;

(xvi)	except for the issuance of debt securities to, or incurrence of indebtedness from, a recognized financial institution in an aggregate amount not exceeding $5,000,000 (or such additional amount as our board of directors and the majority holders of our series A preferred stock agree is reasonably necessary for us to perform our obligations under a contract with SBC Communications, Inc.) and which, in the case of debt securities, are not convertible securities, issue any debt securities or incur any indebtedness that would have any preferences over the series A preferred stock upon our liquidation, or redeem, repurchase, prepay or otherwise acquire any of our outstanding debt securities or indebtedness, except as expressly required by the terms of such securities or indebtedness;

(xvii)	make any dilutive issuance;

(xviii)	enter into any agreement, commitment, understanding or other arrangement to take any of the foregoing actions; or

(xix)	cause or authorize any of our subsidiaries to engage in any of the foregoing actions.

Notwithstanding the foregoing, after such time as the SBC Condition (as defined below) is satisfied, no such approval of the majority holders of our series A preferred stock shall generally be required with respect to subparagraphs (i) - (xiii) and (xviii) - (xix) if such action is approved by the affirmative vote of at least two-thirds of our board of directors.

     Voting Rights. Except as otherwise provided in the certificate of designation and as otherwise required by the Delaware General Corporation Law, each holder of series A preferred stock has the right to vote on all matters before the common stockholders on an as-converted basis voting together with the common stockholders as a single class. This voting right is subject to the limitation that in no event may a holder of shares of series A preferred stock (or warrants discussed below) have the right to convert shares of series A preferred stock into shares of our common stock or to dispose of any shares of series A preferred stock to the extent that such right to effect such conversion or disposition would result in the holder and its affiliates together beneficially owning or having the power to vote more than 4.99% of our outstanding shares of common stock. The holders of a majority of the series A preferred stock also have the right to appoint one representative to our board of directors and are entitled to designate one observer to the meetings of our board of directors and committees.

     Warrants Issued to Selling Stockholder. In connection with the issuance of shares of series A preferred stock to the selling stockholder, we also issued to the selling stockholder two warrants to purchase shares of our common stock.

     With respect to the first warrant, or structured warrant, the investor has the right to purchase up to 1,000,000 shares of our common stock at an exercise price equal to $0.909 per share. As discussed above, we failed to satisfy the SBC Condition contained in this warrant. Thus, pursuant to the warrant agreements, the $0.909 per share exercise price for the warrants issued to the selling stockholder was reduced to equal 75% of the average closing price of our common stock for the 10 trading day period immediately prior to November 15, 2004, or $0.667 per share, and will be further adjusted on January 15, 2005 to equal 75% of the average closing price of our common stock for the 10 trading day period immediately prior to January 15, 2005; provided, in each instance that the exercise price may only be adjusted downward and not upward. Based upon the current trading price of our common stock, the exercise price of these warrants is likely to be adjusted downward which would allow the selling stockholder to obtain shares of our common stock at a lower price and thereby increase the dilution to you. In addition, the right of the selling stockholder to maintain an investment oversight committee to monitor and approve the expenditure of the net proceeds from the sale of the series A preferred stock shall remain in effect indefinitely. The structured warrant may be exercised at any time until October 1, 2009. The warrant contains certain anti-dilution price protections in the event of a dilutive stock issuance (in addition to anti-dilution protections for stock splits and other similar pro rata events), although the provision providing for adjustment to the number of shares issuable upon exercise of the warrant as a result of a dilutive stock issuance will only apply if we obtain stockholder approval of that provision. We are obligated to call and hold a special meeting of our stockholders for the purpose of voting to remove the limitation on the adjustment to the number of shares of common stock issuable upon exercise of the warrants as a result of a dilutive stock issuance.

     The second warrant, the incentive warrant, to purchase 625,000 shares of our common stock was issued to the selling stockholder at the same exercise price and adjustment terms as the structured warrant described above, and the incentive warrant’s remaining terms are identical except: (i) the incentive warrant is only exercisable from September 1, 2005 through September 1, 2010, and (ii) we have the right to repurchase the warrant in full for a total price of $10.00 provided that (A) the trading price of the common stock exceeds $7.50 (subject to adjustment for stock splits, etc.) for 10 consecutive trading days at anytime during the period beginning January 1, 2005 and ending June 30, 2005, and (B) our gross revenue exceeds $9,999,999 for the six-month period ending June 30, 2005. We failed to satisfy the SBC Condition contained in this warrant. Accordingly, the same price adjustments made to the structured warrant discussed above has also been made to this incentive warrant thereby further increasing the dilution to you. Both the structured warrant and the incentive warrant contain a provision that prevents any holder from exercising the warrant to the extent that such exercise would result in such holder beneficially owning or having the right to vote more than 4.99% of our outstanding shares of common stock.

     Registration Rights Agreement. In connection with the issuance of series A preferred stock and warrants to the selling stockholder, we entered into a registration rights agreement, dated October 1, 2004, with the selling stockholder, whereby we granted certain registration rights to the investor. On or prior to November 29, 2004, we are obligated to file a registration statement on Form S-3 covering 5,000,000 shares of common stock that the investor may acquire upon conversion of the series A preferred stock or upon exercise of the warrants. We could face a liquidated damages claim by the investor if (i) the initial registration statement is not declared effective by the SEC on or prior to the January 29, 2004, (ii) after the effectiveness of the registration statement, sales of common stock cannot be made by the investor due to a stop order by the SEC or our need to update the registration statement, or (iii) our common stock is not listed on Nasdaq, the New York Stock Exchange or the American Stock Market. The liquidated damages for the first 30 days equal 3% of the purchase price of the series A preferred stock and equal 1.5% for each 30 days thereafter of non-compliance. In addition to the liquidated damages provision discussed above, the investor can require the redemption of its shares of series A preferred stock upon certain default events.

     The investor also has the right to piggy-back on to the registration statements filed by us registering shares of our common stock (other than Form S-8 and Form S-4 registration statements filed by us), subject to share cut-backs by the underwriters (if an underwritten public offering), provided that at least 25% of the shares requested for inclusion in the registration statement by the investor must be included in such underwritten public offering.

PLAN OF DISTRIBUTION

     The selling stockholder and any of its pledgees, assignees, transferees, donees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which our common stock is traded or in private transactions. These sales may be at fixed or negotiated prices. Each selling stockholder will act independently in making decisions with respect to the timing, manner and size of each sale of the shares of common stock covered in this prospectus. The selling stockholder may use any one or more of the following methods when selling shares of common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, which may include long sales and short sales effected after the effective date of the registration statement, of which this prospectus is a part;

•	block trades in which the broker-dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares of common stock;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers, sales effected through agents or other privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of shares of common stock at a stipulated price per share;

•	through transactions in options, swaps or other derivative securities (whether exchange-listed or otherwise);

•	a combination of any the foregoing methods of sale; and

•	any other method permitted by applicable law.

     Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

     The selling stockholder and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The holders of our series A preferred stock have the right to elect one member of our board of directors. The selling stockholder currently holds all issued and outstanding shares of our series A preferred stock.

     We are required to pay all fees and expenses incident to the registration of the shares of common stock, including certain fees and disbursements of counsel to the selling stockholder (subject to certain caps). We have also agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SEC POSITION ON INDEMNIFICATION

     Under our certificate of incorporation, our directors and officers are indemnified against certain causes of action. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC at:

Room 1204, Judiciary Plaza	Citicorp Center
450 Fifth Street, N.W.	500 West Madison Street
Washington, D.C. 20549	Chicago, IL 60661

     Please call the SEC at 1-800-SEC-0330 for further information about the public reference facilities. This material may also be obtained from the SEC’s worldwide web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. Our outstanding common stock is listed on The Nasdaq SmallCap Market under the symbol “REDI.”

     We have filed a registration statement, of which this prospectus is a part, covering the common stock offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to “incorporate by reference” certain information we file with them into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed the documents listed below with the SEC (File No. 000-26140) under the Exchange Act, and these documents are incorporated herein by reference:

•	Form 10-K for the fiscal year ended August 31, 2004, filed with the SEC on November 17, 2004; and

•	The description of our capital stock contained in the registration statement on Form 8-A under the Exchange Act, including any amendments thereto, originally filed by us with the Commission on May 26, 1995.

     Any documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of those documents.

     Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

     You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents which are not specifically incorporated by reference herein) without charge upon written or oral request to Ray Bilbao, Remote Dynamics, Inc., 1155 Kas Drive, Richardson, Texas 75081.

LEGAL MATTERS

     The validity of the securities offered hereby is being passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas. Locke Liddell & Sapp LLP received, and presently beneficially owns, 34,096 shares of our common stock in satisfaction of its claim for pre-bankruptcy petition legal services, as required by the Third Amended Joint Plan of Reorganization discussed above.

EXPERTS

     The consolidated financial statements of Remote Dynamics as of and for the twelve-month period ended August 31, 2004, which have been incorporated by reference from the Annual Report on Form 10-K of Remote Dynamics for the fiscal year ended August 31, 2004, have been audited by BDO Seidman, independent registered public accountants, as stated in their report, and have been incorporated in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Remote Dynamics (formerly Minorplanet Systems USA, Inc.) as of and for the twelve-month period ended August 31, 2003 and the eight-month period ended August 31, 2002, respectively, which have been incorporated by reference from the Annual Report on Form 10-K, as amended, of Remote Dynamics for the fiscal year ended August 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated November 7, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs concerning Remote Dynamics’ ability to continue as a going concern, the adoption of SFAS No. 145, and the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations), and have been incorporated in reliance upon the report of such firm upon their authority as experts in accounting and auditing. The consolidated financial statements of Remote Dynamics for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations.

     On March 15, 2004, the audit committee of our board of directors approved the dismissal of Deloitte who previously served as our principal independent public accountants. Except as contained in Deloitte’s report dated November 7, 2003, Deloitte’s reports on our consolidated financial statements for the eight month transition period ended August 31, 2002 and for the fiscal year ended August 31, 2003 did not contain an adverse opinion or disclaimer of opinion or a qualification or modification as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and through March 19, 2004, there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Deloitte’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years, and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

     On March 15, 2004, the audit committee of our board of directors approved the engagement of BDO Seidman LLP to serve as our principal independent public accountants to audit our financial statements for the fiscal year 2004, subject to the final approval of the United States Bankruptcy Court for the Northern District of Texas, which approval was granted by the Bankruptcy Court.

     During our two most recent fiscal years and through March 19, 2004, we did not consult BDO Seidman with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements or any other matters or reportable events listed in Items 304 (a)(2)(i) and (ii) of Regulation S-K.

5,000,000 Shares

REMOTE DYNAMICS, INC.

Common Stock
(Par Value $0.01 Per Share)

PROSPECTUS

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NEITHER WE NOR THE SELLING STOCKHOLDER ARE OFFERING TO SELL THE COMMON SHARES TO ANY PERSON UNAUTHORIZED OR PROHIBITED TO DO SO. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS REOFFER PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS REOFFER PROSPECTUS.

November 24, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The fees and expenses to be paid by us in connection with the distribution of the securities being registered hereby are estimated as follows:

Registration fee	$507
Legal fees and expenses	$27,500
Accounting fees and expenses	$27,000
Printing	$1,000
Miscellaneous	$1,000
Total	$57,007

Item 15. Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, provided such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, if he or she had no reason to believe such conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     The Delaware General Corporation Law also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer against any liability asserted against such person and incurred by him or her in such capacity or arising out of his or her status as such, whether or not the corporation has the power to indemnify such person against that liability under Section 145 of the Delaware General Corporation Law.

     Article VIII of our Certificate of Incorporation and Article VIII of our Bylaws provide for indemnification of directors and officers and for the purchase of insurance for their benefit.

     Article VIII of the Certificate of Incorporation provides that we shall indemnify any person who was or is a party, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding (whether or not by or in the right of Remote Dynamics), by reason of the fact that he or she is or was a director, officer, employee, or agent of Remote Dynamics, or is or was serving at the request of Remote Dynamics as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functions of another corporation, partnership, joint venture, sole proprietorship, trust, non-profit entity, employee benefit plan or other enterprise, against all judgments, penalties

(including excise and similar taxes), fines, settlements and expenses (including attorneys’ fees and court costs) actually and reasonably incurred by him or her in connection with such action, suit or proceeding to the fullest extent permitted by any applicable law, and such indemnity shall inure to the benefit of the heirs, executors and administrators of any such person so indemnified.

     The right to indemnification under Article VIII of the Certificate of Incorporation is a contract right which includes, with respect to directors and officers, the right to be paid by Remote Dynamics the expenses incurred in defending any such proceeding in advance of the disposition; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to Remote Dynamics of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under Article VIII of the Certificate of Incorporation or otherwise. Remote Dynamics may, by action of the Board of Directors, pay such expenses incurred by employees and agents of Remote Dynamics upon such terms as the Board of Directors deem appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to, Article VIII of the Certificate of Incorporation shall not be deemed exclusive of any other right to which those seeking indemnification may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

     Article VIII of the Certificate of Incorporation provides that to the fullest extent permitted by the DGCL a director of Remote Dynamics shall not be liable to Remote Dynamics or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Section 8.1 of the Bylaws provides that Remote Dynamics shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of Remote Dynamics), by reason of the fact that he or she is or was a director, officer, employee or agent of Remote Dynamics, or is or was serving at the request of Remote Dynamics as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of Remote Dynamics and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 8.2 of the Bylaws also provides that Remote Dynamics shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Remote Dynamics to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of Remote Dynamics, or is or was serving at the request of Remote Dynamics as a director, officer, employee, agent of another corporation, partnership, joint venture or trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Remote Dynamics, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Remote Dynamics unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Item 16. Exhibits.

	3.1	Amended and Restated Certificate of Incorporation of Remote Dynamics (previously filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2004 filed with the SEC, and incorporated herein by reference).

	3.2	Third Amended and Restated Bylaws of the Company (previously filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC, and incorporated herein by reference.

	4.1	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004, and incorporated herein by reference).

	4.2	Registration Rights Agreement, dated October 1, 2004, by and between the Company and SDS Capital Group SPC, Ltd. (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004, and incorporated herein by reference).

	4.3	Specimen of certificate representing Common Stock, par value $0.01 per share, of Remote Dynamics (previously filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (No. 33-91456), effective June 22, 1995, and incorporated herein by reference).

*	5.1	Opinion of Locke Liddell & Sapp LLP regarding the validity of shares.

	10.1	Securities Purchase Agreement, dated October 1, 2004, by and between the Company and SDS Capital Group SPC, Ltd. (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004, and incorporated herein by reference).

	10.2	Warrant, dated October 1, 2004, to Purchase 1,000,000 shares of the Company’s Common Stock issued to SDS Capital Group SPC, Ltd. (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004, and incorporated herein by reference).

	10.3	Warrant, dated October 1, 2004, to Purchase 625,000 shares of the Company’s Common Stock issued to SDS Capital Group SPC, Ltd. (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004, and incorporated herein by reference).

*	23.1	Consent of Locke Liddell & Sapp LLP (included in Exhibit 5.1).

*	23.2	Consent of Deloitte & Touche LLP.

*	23.3	Consent of BDO Seidman.

*	Filed herewith.

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richardson, Texas, on November 24, 2004.

Remote Dynamics, Inc.
By:	/s/ W. Michael Smith
W. Michael Smith
Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears blow hereby constitutes and appoints Dennis R. Casey and W. Michael Smith, and each of them, with the full power to act without the other, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement, and any or all amendments thereto (including, without limitation, post-effective amendments,), any subsequent Registration Statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and any amendments thereto and to fill the same, with all exhibits and schedules thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dennis R. Casey Dennis R. Casey	President, Chief Executive Officer and Director	November 24, 2004

/s/ Gerry C. Quinn Gerry C. Quinn	Director	November 24, 2004

/s/ Stephen CuUnjieng Stephen CuUnjieng	Director	November 24, 2004

/s/ Gregg Pritchard Gregg Pritchard	Director	November 24, 2004

/s/ Thomas Honeycutt Thomas Honeycutt	Director	November 24, 2004

/s/ Matthew Petzold Matthew Petzold	Director	November 24, 2004

/s/ W. Michael Smith W. Michael Smith	Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	November 24, 2004

EXHIBIT INDEX

	3.1	Amended and Restated Certificate of Incorporation of Remote Dynamics (previously filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2004 filed with the SEC, and incorporated herein by reference).

	3.2	Third Amended and Restated Bylaws of the Company (previously filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC, and incorporated herein by reference.

	4.1	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004, and incorporated herein by reference).

	4.2	Registration Rights Agreement, dated October 1, 2004, by and between the Company and SDS Capital Group SPC, Ltd. (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004, and incorporated herein by reference).

	4.3	Specimen of certificate representing Common Stock, par value $0.01 per share, of Remote Dynamics (previously filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (No. 33-91456), effective June 22, 1995, and incorporated herein by reference).

*	5.1	Opinion of Locke Liddell & Sapp LLP regarding the validity of shares.

	10.1	Securities Purchase Agreement, dated October 1, 2004, by and between the Company and SDS Capital Group SPC, Ltd. (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004, and incorporated herein by reference).

	10.2	Warrant, dated October 1, 2004, to Purchase 1,000,000 shares of the Company’s Common Stock issued to SDS Capital Group SPC, Ltd. (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004, and incorporated herein by reference).

	10.3	Warrant, dated October 1, 2004, to Purchase 625,000 shares of the Company’s Common Stock issued to SDS Capital Group SPC, Ltd. (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004, and incorporated herein by reference).

*	23.1	Consent of Locke Liddell & Sapp LLP (included in Exhibit 5.1).

*	23.2	Consent of Deloitte & Touche LLP.

*	23.3	Consent of BDO Seidman.

*	Filed herewith.